Filed by Revelstone Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41178

July 22, 2023

To the holders of Common Stock of Set Jet, Inc.

Re:      Notice of Merger Transaction and Request for Stockholder Approval

Dear Stockholder:

We are very pleased to advise you that Set Jet, Inc., a Nevada corporation (“Set Jet” or the “Company”) has entered into a Merger Agreement (the “Merger Agreement”), with Revelstone Capital Acquisition Corp., a Delaware corporation (Nasdaq: RCAC) (“Revelstone”), Revelstone Capital Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Revelstone (“Merger Sub”) and Thomas P. Smith, in his capacity as Securityholder Representative, for the acquisition of the Company by Revelstone pursuant to which Set Jet will become a wholly-owned subsidiary of Revelstone, a publicly-traded company. The transaction is expected to be consummated through the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation. To the extent terms are capitalized in this letter and not defined herein, we kindly direct you to ARTICLE I of the Merger Agreement, a copy of which has been included in this letter, for the full listing of defined terms.

The Company entered into the Merger Agreement on July 17, 2023 and expects to close the Merger as soon as practical after the closing conditions described in ARTICLE IX of the Merger Agreement are met.

The purpose of this letter is to provide you with information regarding the Merger, to advise you of your rights as a stockholder of the Company in connection with the Merger, to request your approval of the Merger, the Merger Agreement, and the transactions contemplated thereby and to request your execution of certain of the Additional Agreements (as defined and further described below). Ultimately, the Company must obtain the approval of the holders of a majority of the issued and outstanding common stock of the Company (the “Company Stockholder Approval”) to consummate the Merger and the other transactions contemplated in the Merger Agreement. In addition, the Company must also obtain the approval of the holders of a majority of the issued and outstanding common stock of the Company, excluding such holders who are also a party to the Retention Bonus Agreement (as defined below) and the Employment Agreements (as defined below) (the “Disinterested Company Stockholder Approval”) to approve the Retention Bonus Agreements and Employment Agreements. If you approve the consummation of the Merger and the other transactions contemplated in the Merger Agreement, please return your signature to the Action by Written Consent in Lieu of Meeting of Stockholders of Set Jet, Inc., enclosed herewith and described more below, by August 4, 2023.

Material Terms of the Merger

As noted above, Revelstone’s acquisition of the Company will be consummated through the Merger in accordance with the terms of the Merger Agreement. Subject to the Company Stockholder Approval, and other closing conditions set forth in the Merger Agreement, the Merger shall become effective upon the filing of the Certificate of Merger and Articles of Merger or at such later time as is agreed to by the Company, Revelstone, Merger Sub and Thomas P. Smith and specified in the Certificate of Merger and Articles of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”). As mentioned above, a copy of the Merger Agreement is included with this letter. We encourage you to review it in its entirety since the discussion of the material terms of the Merger Agreement contained in this letter does not purport to be a complete description of all terms and conditions of the Merger.

Conversion of Company Common Stock

Pursuant to the terms of the Merger Agreement, each record holder of shares of common stock of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 3.1(a) of the Merger Agreement and any Dissenting Shares, and including such shares of Company Common Stock that are issued to the Converting Noteholders pursuant to Section 3.2(d)(i) of the Merger Agreement) shall, in accordance with the Company Articles of Incorporation and subject to the Merger Agreement, be exchanged for and otherwise converted into the right to receive shares of Revelstone Common Stock. The number of shares each holder of Company Common Stock shall be entitled to receive shall be determined by the “Closing Exchange Ratio” which is the quotient obtained by dividing (a) the Closing Merger Consideration Shares by (b) the Fully Diluted Company Shares. The Closing Merger Consideration Shares means a number of shares of Revelstone Common Stock equal to the sum of (x) 5,703,000 plus (y) the product, rounded down to the nearest whole share, of (i) the amount, if any, by which the Company’s Debt for Borrowed Money net of the Company’s Cash and Cash Equivalents at Closing is less than $14,970,000 and (ii) 0.10, minus (y) the product, rounded down to the nearest whole share, of (i) the amount, if any, by which the Company’s Debt for Borrowed Money net of the Company’s Cash and Cash Equivalents at Closing is greater than $14,970,000 and (ii) 0.10.

The calculation of the Closing Merger Consideration Shares you will be entitled to receive upon the Merger includes variables which will be determined immediately prior to the Effective Time (e.g., Company Cash and Cash Equivalents and Debt for Borrowed Money). The Company will prepare a Consideration Spreadsheet which will list out for you the exact number of shares of Revelstone Common Stock that you shall expect to receive as part of the Merger.

Please note the following interested party transactions which will factor into the calculation of the aggregate amount of the Closing Merger Consideration Shares:

1.	William R. Smith III. William R. Smith III, a member of the board of directors of the Company, is the manager of SJ Fund, LLC, an Arizona limited liability company (“SJ Fund”), who is a party with the Company to a convertible promissory note dated September 21, 2022 (the “SJ Fund Note”). Pursuant to the SJ Fund Note, SJ Fund loaned the principal sum of $1,500,000.00 to the Company in exchange for the right to convert the outstanding balance of the SJ Fund Note into shares of Company Common Stock at any time prior to the SJ Fund Note’s maturity date. If SJ Fund does not elect to convert the balance under the SJ Fund Note into shares of Company Common Stock prior to the Closing Date, the outstanding balance under the SJ Fund Note will be included in the calculation of the Company’s Debt for Borrowed Money.

2

2.	Steve Reynolds. Steve Reynolds, a member of the board of directors of the Company, is the president of Aspen Property Acquisition and Management, Inc., who is a party with the Company to (i) a demand promissory note dated December 19, 2022, for the original principal amount of $500,000.00, (ii) a short term advance in the amount of $150,000.00 and (iii) a short term advance of $250,000.00. The outstanding balance under the demand promissory note and the short term advances will be included in the calculation of the Company’s Debt for Borrowed Money if not repaid prior.

3.	Barbara Rothe. Barbara Rothe, a shareholder of the Company, is a party to a promissory note with the Company dated January 21, 2022, as amended on April 21, 2022, for the original principal amount of $1,000,000.00. The outstanding balance under the promissory note will be included in the calculation of the Company’s Debt for Borrowed Money.

4.	David Jacofsky. David Jacofsky, an indirect shareholder of the Company, is a member of Scottsdale Jet Charter, LLC, an Arizona limited liability company. Scottsdale Jet Charter, LLC is a party with the Company to a loan agreement for the original principal sum of $100,000.00. The outstanding balance under the promissory note will be included in the calculation of the Company’s Debt for Borrowed Money.

Earnout Consideration and Earnout Escrow Agreement

In connection with the Merger, (a) each holder of record of Company Common Stock as of immediately prior to the Effective Time and (b) each Person who received one or more Converted Stock Options pursuant to Section 3.2(a)(i) of the Merger Agreement who has exercised a Converted Stock Option for shares of Revelstone Common Stock prior to the date of the occurrence or deemed occurrence of the applicable Earnout Trigger (collectively, the “Earnout Recipients”) shall, collectively, have the right to receive up to an aggregate of 4,500,000 additional shares of Revelstone Common Stock contingent upon the Company’s achievement of certain post-Closing performance milestones set forth in Section 3.6 of the Merger Agreement. The Earnout Shares, if earned, shall be distributed in accordance with the principles set forth in the Consideration Spreadsheet which shall be prepared by the Company and delivered to Revelstone at least five (5) days prior to the Closing.

3

Retention Bonus Agreements for the Management Team

In connection with the Merger, Revelstone intends to grant restricted stock units (the “Retention Bonus RSUs”) to certain of the Company’s executive officers and directors (collectively, the “Retention Bonus Recipients”) contingent upon the Parent’s achievement of certain post-Closing pricing targets based on the VWAP of Parent’s Common Stock/performance milestones in accordance with a Retention Bonus Agreement substantially in the form attached to the Merger Agreement as Exhibit D (the “Retention Bonus Agreements”). The Retention Bonus RSUs will vest and become nonforfeitable if during any twenty (20) out of thirty (30) consecutive Trading Days beginning on the date that is one hundred eighty (180) days after the Closing Date and ending on the date that is the fifth (5th) anniversary of the Closing Date, the VWAP of Revelstone’s Class A Common Stock is above $15.00. In the aggregate, 2,000,000 shares of Revelstone Common Stock shall be available for these bonuses under Revelstone’s Equity Incentive Plan attached as Exhibit M to the Merger Agreement. Any vesting of Retention Bonus RSUs will result in dilution to the holders of Parent Common Stock.

Pursuant to Section 4.2(b) of the Merger Agreement, since certain of the Retention Bonus Recipients are direct or indirect stockholders of the Company and the other stockholders of the Company will not have the right to participate in the opportunity to earn Retention Bonus RSUs, the Company must obtain the Disinterested Company Stockholder Approval which approves the Retention Bonus Recipients entering into the Retention Bonus Agreements and your approval of such Retention Bonus Agreements has been included in the enclosed Action by Written Consent.

Employment Agreements

In connection with the Merger, Thomas P. Smith, William R. Smith III, and James A. Barnes are entering into employment agreements substantially in the form attached to the Merger Agreement as Exhibit E (the “Employment Agreements”) to continue their employment with the Company following the Closing.

Similar to the Retention Bonus Agreement, since Thomas P. Smith, William R. Smith III, and James A. Barnes are, direct or indirect, shareholders of the Company, the Company must obtain the Disinterested Company Stockholder Approval in order to approve the Company’s entering into Employment Agreements and your approval of such Employment Agreements has been included in the enclosed Action by Written Consent.

Pre-PIPE Financing.

Coleman Asset Management Group Ltd. (“Coleman Capital”) is a party with the Company to a convertible promissory note that was entered into concurrently with the signing of the Merger Agreement (the “Pre-PIPE Convertible Note”). The proceeds of the Pre-PIPE Convertible Note will be used for working capital and general corporate purposes as well as for payments relating to negotiating and entering into the Merger Agreement. Pursuant to the Pre-PIPE Convertible Note, Coleman Capital will loan the principal sum of $4,000,000.00 to the Company in exchange for the right to automatically convert the balance under the Pre-PIPE Convertible Note, including all accrued interest calculated at the rate of 5% per annum thereunder, upon the Closing of the Merger Agreement, or if there is a termination of the Merger Agreement, upon the election of the Company made within 60 days after such termination (the “Termination Conversion”). If the Closing of the Merger Agreement takes place, the outstanding balance under the Pre-PIPE Convertible Note will convert into 800,000 shares of Parent Common Stock and a 10-year warrant to purchase 400,000 shares of Parent Common Stock with an exercise price of $12.50 per share on substantially the same terms as the warrant to be issued to Coleman Capital in connection with the consummation of the PIPE Investment. If instead the Termination Conversion takes place, the outstanding balance under the Pre-PIPE Convertible Note, upon election of the Company, will convert into 4,000,000 shares of Company Common Stock.

4

PIPE Investment

The Parent has entered into a Subscription Agreement with Coleman Capital (the “PIPE Subscription Agreement”) pursuant to which Coleman Capital will pay an aggregate of $14,000,000.00 to acquire in two tranches (i) a total of 2,800,000 shares of Parent Common Stock and (ii) 1,400,000 Warrants of Parent. The first tranche will close concurrently with the Closing of the Merger and Coleman Capital will pay $7,500,000.00 for 1,500,000 shares of Parent Common Stock at a price of $5.00 per share and 750,000 Warrants each exercisable for a period of 10 years from the date of the first closing, for one share of Parent Common Stock at a price of $12.50 per share. The second tranche will close (the “Additional Closing”) as soon as reasonably practicable following, and in any event within 3 business days of, the earlier of (i) the date on which a Registration Rights Agreements pertaining to the shares issued under the PIPE Subscription Agreement registering all such shares is declared effective by the Commission and (ii) the three month anniversary of the closing of the first tranche. Coleman Capital will pay $6,500,000.00 for 1,300,000 shares of Parent Common Stock at a price of $5.00 per share and 650,000 Warrants each exercisable for a period of 10 years from the date of the Additional Closing, for one share of Parent Common Stock at a price of $12.50 per share.

Representations, Warranties and Closing Conditions

The Merger Agreement contains representations and warranties of the Company regarding its corporate existence and power, assets, business, finances, capitalization and other affairs, as well as its authority to enter into the Merger, and representations and warranties of Revelstone and Merger Sub regarding their corporate existence and power, capitalization, authority to enter into the Merger, and other affairs.

Consummation of the Merger is subject to the satisfaction (or waiver) of a number of conditions, including (but not limited to):

•	the Company obtaining requisite stockholder approval of the Merger (as described in further detail below);

•	the Company obtaining consents of specified third parties;

•	the execution by certain of the Company’s securityholders of the Additional Agreements (as described in further detail below);

•	not more than five percent (5%) of the issued and outstanding shares of Company Common Stock shall constitute Dissenting Shares;

5

•	subject to certain exceptions, the representations and warranties of the Company, Revelstone and Merger Sub contained in the Merger Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect) shall be true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct at and as of such earlier date), other than as has not had, or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company, Revelstone and Merger Sub; and

•	the Company, Revelstone and Merger Sub shall have duly performed or complied with, in all material respects, all of their respective covenants, agreements and obligations hereunder required to be performed or complied with (without giving effect to any materiality or similar qualifiers contained therein) by the Company, Revelstone and Merger Sub at or prior to the Closing Date.

Additional Agreements

In accordance with the terms of the Merger Agreement, Revelstone and the Company shall cause the applicable parties to enter into the following agreements (each an “Additional Agreement”) concurrent with the signing of the Merger Agreement: the Company Support Agreement (Exhibit A to the Merger Agreement and enclosed herein), the Parent Support Agreement (Exhibit B to the Merger Agreement), the Voting Agreement (Exhibit C to the Merger Agreement and enclosed herein), the Lock-Up Agreement (Exhibit F to the Merger Agreement and enclosed herein), the Restrictive Covenant Agreements (Exhibit G to the Merger Agreement), and the Employment Agreements (as discussed above), as well as the Subscription Agreements for the Pre-PIPE Financing and the PIPE Investment (each as discussed above) and the PIPE Registration Rights Agreements.

We have enclosed the agreements listed below for your review and execution. We encourage you to review each agreement in its entirety since the discussion of the material terms of these agreements contained in this letter does not purport to be a complete description of all terms and conditions of such agreements.

1.	The Company Support Agreement. The Company Support Agreement obligates the signatories thereto to vote in favor of the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated therein.

2.	The Voting Agreement. The Voting Agreement obligates the signatories thereto to vote for the composition of the Board of Directors of Revelstone and the Company pursuant to the terms thereof and as set forth in the Merger Agreement.

3.	The Lock-Up Agreement. The Lock-Up Agreement obligates the signatories thereto to acknowledge and agree that the Revelstone Common Stock held by such signatories, including shares of Revelstone Common Stock issued to such signatories at the Closing in connection with the Merger, are subject to restrictions on their sale, transfer or other disposition in accordance with the terms and conditions more fully set forth therein.

6

Transaction Expenses

Upon the Closing, each of Revelstone and Set Jet shall be jointly and severally liable for Revelstone’s Transaction Expenses, the Company’s Transaction Expenses and the Company’s Finder’s Fee (as defined in the Merger Agreement). If the Closing does not take place, each party to the Merger Agreement shall be responsible for his or its own expenses (including the Company bearing the Company Finder’s Fees and the Company Transaction Expenses and Revelstone bearing the Revelstone Transaction Expenses).

Notwithstanding the foregoing, if Revelstone determines, in its discretion, that it is necessary or appropriate, in order to consummate the transactions contemplated by the Merger Agreement, to extend the deadline under its formation and corporate governance documents for completing a merger beyond June 21, 2023, which would require the approval of the stockholders of Revelstone, the Company shall, promptly (but in any event within three (3) Business Days) following Revelstone’s written request therefor, pay Revelstone, in the manner and as directed by Revelstone, for one hundred percent (100%) of all costs and expenses in connection therewith for the period from and after the date of the Merger Agreement through and including December 31, 2023, including the Extension Fee or any other extension payments to the Trust Account in accordance with the payment terms for any such extension as set forth in the proxy materials.

Approval of Merger Transaction

Pursuant to Section 92A.120 of the Nevada Revised Statutes (“NRS”), the Company’s entry into the Merger Agreement is subject to the Company’s receipt of the Company Stockholder Approval.

The Company’s board of directors has unanimously approved the Merger and the Merger Agreement and recommends that the Company’s stockholders adopt and approve the Merger, the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement. In arriving at its decision to approve the Merger, the Merger Agreement, the transactions contemplated by the Merger Agreement and recommend that the Company’s stockholders approve the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement, the Company’s board carefully considered a number of factors including (but not limited to) the Company’s current market position and requirements for future growth, Revelstone’s status as a publicly-traded company and how this attribute could be leveraged to further advance the Company’s ability to raise capital, increase marketability, and achieve other business objectives. The Company’s board also examined the fairness of the aggregate Merger consideration offered by Revelstone.

Enclosed with this letter you will find an Action by Written Consent in Lieu of Meeting of Stockholders of Set Jet, Inc. which, upon being signed by you, provides for your written consent as a holder of Company Common Stock to the Company’s entry into the Merger Agreement, consummation of the Merger, and the transactions contemplated by the Merger Agreement, including ratification of the Pre-PIPE Convertible Note and approval of the PIPE Investment, Retention Bonus Agreements and the Employment Agreements. This Action by Written Consent is being solicited from all of the Company’s stockholders of record in lieu of holding a special meeting of the Company’s stockholders to obtain the Company Stockholder Approval. Please note that the references in such Action by Written Consent to the copy of the Merger Agreement attached thereto as Exhibit A is to the enclosed Merger Agreement.

7

We request that, following your review of this letter and the other materials included herewith, you sign the Action by Written Consent and return it to the undersigned’s attention in the manner provided at the end of this letter to indicate your consent to, and approval and adoption of, the Merger and the Merger Agreement, and the consummation of the transactions contemplated thereby.

Notice of Dissenter’s Rights under Sections 92A.300 to 92A.500 of the Nevada Revised Statutes

Under Section 92A.380 of the NRS, where a merger of a Nevada corporation is recommended by the board of directors of the Nevada corporation pursuant to Section 92A.120 of the NRS and the Company receives the Company Stockholder Approval (i.e. the holders of the majority of the issued and outstanding shares of Company Common Stock vote to approve the Merger by way of the enclosed Action by Written Consent), then the Company shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them a dissenter’s notice no later than 10 days following the effective date of the Merger as set forth in Section 92A.410 of the NRS. However, because the enclosed Action by Written Consent that you are being asked to sign to approve the Merger contains an express waiver of your dissenter’s rights under Section 92A.380 of the NRS, we wish to advise you in advance as to what these rights entail so you can make an informed decision as to waiving such rights. A formal notice of appraisal rights (the “Notice of Appraisal Rights”), as required by 92A.410 of the NRS, will be mailed to each stockholder of the Company that does not waive such rights, whether through such stockholder’s execution of the Action by Written Consent approving and adopting the Merger, the Merger Agreement or otherwise, within the timeframe described above following the receipt of the Company Stockholder Approval of the Merger.

A copy of Section 92A.300 to 92A.500 of the Nevada Revised Statutes is attached to this notice as Appendix A and we encourage you to read it in its entirety.

Pursuant to Section 92A.380 of the NRS, notwithstanding the occurrence of the Merger, capital stock held immediately prior to the Effective Time by former stockholders of the Company who (a) perfect their dissenter’s rights related to such capital stock in accordance with Section 92A.440 of the NRS and (b) do not thereafter withdraw their demands for appraisal of such capital stock or otherwise lose their appraisal rights, in each case in accordance with the NRS, will represent the right to receive from the Company such payment as the holders thereof may be entitled to receive as determined by a district court in Maricopa County (the “Arizona District Court”) in an appraisal proceeding, unless otherwise agreed to between the Company and such stockholders. All references below to appraisal rights of a “stockholder” or “holders of shares of capital stock of the Company” are to the record holder or holders of shares of capital stock of the Company.

8

Section 92A.440 of the NRS provides a procedure by which persons who were stockholders of the Company at the Effective Time of the Merger may seek an appraisal of their shares of capital stock in lieu of accepting the Merger consideration due to them in accordance with the provisions of the Merger Agreement. Any such demand for appraisal must be made in such capacity, and if the shares of the Company capital stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all such joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s). Any stockholder entitled to appraisal rights may within a period set forth by the Company, which date shall not be less than thirty (30) and not more than sixty (60) days after the delivery date of the Notice of Appraisal Rights demand in writing from the Company the appraisal of such holder’s shares.

At any time within 60 days after the Effective Time of the Merger, any former stockholder who has demanded appraisal has the right to withdraw the demand and accept the terms offered pursuant to the Merger as long as such withdrawal is received by the Company before the date for withdrawal set forth in the Notice of Appraisal Rights (the “Withdrawal Deadline”). Any attempt by a holder of shares of Company stock to withdraw his, her or its appraisal demand following the Withdrawal Deadline will require the written approval of the Company. Within 60 days after the Company’s receipt of a stockholder’s demand for appraisal, the Company must settle then such stockholder’s demand or petition with the Arizona District Court to determine the fair value of such stockholder’s capital stock and accrued interest. If the Company does not settle the appraisal demand and no petition for appraisal is filed with the Arizona District Court within 60 days after the Company’s receipt of a stockholder’s appraisal demand, then the Company shall pay such dissenter whose demand remains unsettled the amount demanded by such dissenter pursuant to NRS 92A.480 plus interest.

After determining the stockholders of Set Jet entitled to an appraisal, the Arizona District Court will appraise the “fair value” of their shares of Set Jet capital stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

The costs of the appraisal proceeding shall be determined by the Arizona District Court and taxed upon the Company (and the dissenters as the Arizona District Court deems equitable). The Arizona District Court may also order that all or a portion of the expenses incurred by any former stockholder in connection with an appraisal, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all shares of Set Jet stock entitled to an appraisal.

Any former stockholder that has duly demanded an appraisal in compliance with Section 92A.440 of the NRS will not, from and after the Effective Time of the Merger, be entitled to vote shares of Set Jet stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Set Jet stock (except dividends or other distributions, if any, payable to stockholders of record at a date prior to the Effective Time of the Merger).

9

If any former stockholder who demands appraisal of his, her or its shares of Set Jet stock under Section 92A.440 fails to perfect, or effectively withdraws or loses, his, her or its right to appraisal, as provided in the NRS, the shares of Set Jet stock of such former stockholder will be converted into the right to receive the Merger consideration described in the Merger Agreement.

Inquiries; Delivery of Signed Consents and Certain Additional Agreements

If you have any questions regarding any of the matters covered by this letter, please do not hesitate to contact the undersigned at tom@setjet.com or by phone at (480) 264-6500. Otherwise, we would appreciate receiving as soon as possible your signed copies of the enclosed (i) Action by Written Consent, (ii) the Company Support Agreement, (iii) the Voting Agreement, and (iv) the Lock-Up Agreement. Please scan and email your signed Action by Written Consent, Company Support Agreement, Voting Agreement, and Lock-Up Agreement to the undersigned at the above-noted email address. Please return your originally signed copies of the Action by Written Consent, Company Support Agreement, Voting Agreement, and Lock-Up Agreement by courier or certified or registered mail, return receipt requested, care of the Company’s offices at 15011 North 75th Street, Scottsdale, Arizona 85260, or by e-mail to the Thomas P. Smith of the Company at tom@setjet.com.

We are very excited about the Merger and appreciate your cooperation and support in helping us to accomplish it on a timely basis.

Yours very truly,

Thomas P. Smith
Chief Executive Officer

Enclosures

Merger Agreement

Action by Written Consent
Company Support Agreement

Voting Agreement

Lock-Up Agreement

10

Appendix A

Dissenter’s Rights under Sections 92A.300 to 92A.500

of the Nevada Revised Statute

See attached.

RIGHTS OF DISSENTING OWNERS

NRS 92A.300  Definitions.  As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

NRS 92A.305  “Beneficial stockholder” defined.  “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

NRS 92A.310  “Corporate action” defined.  “Corporate action” means the action of a domestic corporation.

NRS 92A.315  “Dissenter” defined.  “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.

NRS 92A.320  “Fair value” defined.  “Fair value,” with respect to a dissenter’s shares, means the value of the shares determined:

1.            Immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable;

2.            Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

3.            Without discounting for lack of marketability or minority status.

NRS 92A.325  “Stockholder” defined.  “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.

NRS 92A.330  “Stockholder of record” defined.  “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.

NRS 92A.335  “Subject corporation” defined.  “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

NRS 92A.340  Computation of interest.  Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the rate of interest most recently established pursuant to NRS 99.040.

NRS 92A.350  Rights of dissenting partner of domestic limited partnership.  A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

NRS 92A.360  Rights of dissenting member of domestic limited-liability company.  The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

NRS 92A.370  Rights of dissenting member of domestic nonprofit corporation.

1.            Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before the member’s resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

2.            Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

NRS 92A.380  Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.

1.            Except as otherwise provided in NRS 92A.370 and 92A.390 and subject to the limitation in paragraph (f), any stockholder is entitled to dissent from, and obtain payment of the fair value of the stockholder’s shares in the event of any of the following corporate actions:

(a)            Consummation of a plan of merger to which the domestic corporation is a constituent entity:

(1)            If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the plan of merger;

(2)            If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180; or

(3)            If the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133.

(b)            Consummation of a plan of conversion to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be converted.

(c)            Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if the stockholder’s shares are to be acquired in the plan of exchange.

(d)            Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

(e)            Accordance of full voting rights to control shares, as defined in NRS 78.3784, only to the extent provided for pursuant to NRS 78.3793.

(f)            Any corporate action not described in this subsection pursuant to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder’s outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207. A dissent pursuant to this paragraph applies only to the fraction of a share, and the stockholder is entitled only to obtain payment of the fair value of the fraction of a share.

2.            A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, must not challenge the corporate action creating the entitlement unless the action is unlawful or constitutes or is the result of actual fraud against the stockholder or the domestic corporation.

3.            Subject to the limitations in this subsection, from and after the effective date of any corporate action described in subsection 1, no stockholder who has exercised the right to dissent pursuant to NRS 92A.300 to 92A.500, inclusive, is entitled to vote his or her shares for any purpose or to receive payment of dividends or any other distributions on shares. This subsection does not apply to dividends or other distributions payable to stockholders on a date before the effective date of any corporate action from which the stockholder has dissented. If a stockholder exercises the right to dissent with respect to a corporate action described in paragraph (f) of subsection 1, the restrictions of this subsection apply only to the shares to be converted into a fraction of a share and the dividends and distributions to those shares.

NRS 92A.390  Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger; shares of stock not issued and outstanding on date of first announcement of proposed action.

1.            There is no right of dissent pursuant to paragraph (a), (b), (c) or (f) of subsection 1 of NRS 92A.380 in favor of stockholders of any class or series which is:

(a)            A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, 15 U.S.C. § 77r(b)(1)(A) or (B), as amended;

(b)            Traded in an organized market and has at least 2,000 stockholders and a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or

(c)            Issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq., as amended, and which may be redeemed at the option of the holder at net asset value,

⮩ unless the articles of incorporation of the corporation issuing the class or series or the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provide otherwise.

2.            The applicability of subsection 1 must be determined as of:

(a)            The record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the corporate action otherwise requiring dissenter’s rights; or

(b)            The day before the effective date of such corporate action if:

(1)            There is no meeting of stockholders to act upon the corporate action otherwise requiring dissenter’s rights; or

(2)            The corporate action is a merger described in NRS 92A.133.

3.            Subsection 1 is not applicable and dissenter’s rights are available pursuant to NRS 92A.380 for the holders of any class or series of shares who are required by the terms of the corporate action to accept for such shares anything other than:

(a)            Cash;

(b)            Any security or other proprietary interest of any other entity, including, without limitation, shares, equity interests or contingent value rights, that satisfies the standards set forth in subsection 1 at the time the corporate action becomes effective; or

(c)            Any combination of paragraphs (a) and (b).

4.            There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

5.            There is no right of dissent for any holders of stock of the parent domestic corporation if the plan of merger does not require action of the stockholders of the parent domestic corporation under NRS 92A.180.

6.            There is no right of dissent with respect to any share of stock that was not issued and outstanding on the date of the first announcement to the news media or to the stockholders of the terms of the proposed action requiring dissenter’s rights.

NRS 92A.400  Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.

1.            A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his or her name only if the stockholder of record dissents with respect to all shares of the class or series beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf the stockholder of record asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and his or her other shares were registered in the names of different stockholders.

2.            A beneficial stockholder may assert dissenter’s rights as to shares held on his or her behalf only if the beneficial stockholder:

(a)            Submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and

(b)            Does so with respect to all shares of which he or she is the beneficial stockholder or over which he or she has power to direct the vote.

NRS 92A.410  Notification of stockholders regarding right of dissent.

1.            If a proposed corporate action creating dissenter’s rights is submitted for approval pursuant to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are, are not or may be entitled to assert dissenter’s rights under NRS 92A.300 to 92A.500, inclusive. If the domestic corporation concludes that dissenter’s rights are or may be available, a copy of NRS 92A.300 to 92A.500, inclusive, must accompany the meeting notice sent to those stockholders of record entitled to exercise dissenter’s rights.

2.            If a corporate action creating dissenter’s rights is submitted for approval pursuant to a written consent of the stockholders or taken without a vote of the stockholders, the domestic corporation:

(a)            May send an advance notice statement with respect to the proposed corporate action; and

(b)            If the proposed corporate action is taken, the domestic corporation shall notify in writing all stockholders of record entitled to assert dissenter’s rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.

NRS 92A.420  Prerequisites to demand for payment for shares.

1.            If a proposed corporate action creating dissenter’s rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)            Must deliver to the subject corporation, before the vote is taken, a statement of intent with respect to the proposed corporate action; and

(b)            Must not vote, or cause or permit to be voted, any of the stockholder’s shares of such class or series in favor of the proposed corporate action.

2.            If a proposed corporate action creating dissenter’s rights is taken without a vote of the stockholders or submitted for approval pursuant to a written consent of the stockholders, a stockholder who wishes to assert dissenter’s rights with respect to any class or series of shares:

(a)            If an advance notice statement is sent by the subject corporation pursuant to NRS 92A.410, must deliver a statement of intent with respect to any class or series of shares to the subject corporation by the date specified in the advance notice statement; and

(b)            Must not consent to or approve the proposed corporate action with respect to such class or series.

3.            A stockholder who does not satisfy the requirements of subsection 1 or 2 and NRS 92A.400 is not entitled to payment for his or her shares under this chapter.

NRS 92A.430  Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.

1.            The subject corporation shall deliver a written dissenter’s notice to all stockholders of record entitled to assert dissenter’s rights in whole or in part, and any beneficial stockholder who has previously asserted dissenter’s rights pursuant to NRS 92A.400.

2.            The dissenter’s notice must be sent no later than 10 days after the effective date of the corporate action specified in NRS 92A.380, and must:

(a)            State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

(b)            Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

(c)            Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)            Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered and state that the stockholder shall be deemed to have waived the right to demand payment with respect to the shares unless the form is received by the subject corporation by such specified date; and

(e)            Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

NRS 92A.440  Demand for payment and deposit of certificates; loss of rights of stockholder; withdrawal from appraisal process.

1.            A stockholder who receives a dissenter’s notice pursuant to NRS 92A.430 and who wishes to exercise dissenter’s rights must:

(a)            Demand payment;

(b)           Certify whether the stockholder or the beneficial owner on whose behalf he or she is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and

(c)            Deposit the stockholder’s certificates, if any, in accordance with the terms of the notice.

2.            If a stockholder fails to make the certification required by paragraph (b) of subsection 1, the subject corporation may elect to treat the stockholder’s shares as after-acquired shares under NRS 92A.470.

3.            Once a stockholder deposits that stockholder’s certificates or, in the case of uncertified shares makes demand for payment, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection 4.

4.            A stockholder who has complied with subsection 1 may nevertheless decline to exercise dissenter’s rights and withdraw from the appraisal process by so notifying the subject corporation in writing by the date set forth in the dissenter’s notice pursuant to NRS 92A.430. A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the subject corporation’s written consent.

5.            The stockholder who does not demand payment or deposit his or her certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his or her shares under this chapter.

NRS 92A.450  Uncertificated shares: Authority to restrict transfer after demand for payment.  The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

NRS 92A.460  Payment for shares: General requirements.

1.            Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall pay in cash to each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

(a)            Of the county where the subject corporation’s principal office is located;

(b)            If the subject corporation’s principal office is not located in this State, in the county in which the corporation’s registered office is located; or

(c)            At the election of any dissenter residing or having its principal or registered office in this State, of the county where the dissenter resides or has its principal or registered office.

⮩ The court shall dispose of the complaint promptly.

2.            The payment must be accompanied by:

(a)            The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year or, where such financial statements are not reasonably available, then such reasonably equivalent financial information and the latest available quarterly financial statements, if any;

(b)            A statement of the subject corporation’s estimate of the fair value of the shares; and

(c)            A statement of the dissenter’s rights to demand payment under NRS 92A.480 and that if any such stockholder does not do so within the period specified, such stockholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

NRS 92A.470  Withholding payment for shares acquired on or after date of dissenter’s notice: General requirements.

1.            A subject corporation may elect to withhold payment from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the first date of any announcement to the news media or to the stockholders of the terms of the proposed action.

2.            To the extent the subject corporation elects to withhold payment, within 30 days after receipt of a demand for payment pursuant to NRS 92A.440, the subject corporation shall notify the dissenters described in subsection 1:

(a)            Of the information required by paragraph (a) of subsection 2 of NRS 92A.460;

(b)            Of the subject corporation’s estimate of fair value pursuant to paragraph (b) of subsection 2 of NRS 92A.460;

(c)            That they may accept the subject corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under NRS 92A.480;

(d)            That those stockholders who wish to accept such an offer must so notify the subject corporation of their acceptance of the offer within 30 days after receipt of such offer; and

(e)            That those stockholders who do not satisfy the requirements for demanding appraisal under NRS 92A.480 shall be deemed to have accepted the subject corporation’s offer.

3.            Within 10 days after receiving the stockholder’s acceptance pursuant to subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder who agreed to accept the subject corporation’s offer in full satisfaction of the stockholder’s demand.

4.            Within 40 days after sending the notice described in subsection 2, the subject corporation shall pay in cash the amount offered under paragraph (b) of subsection 2 to each stockholder described in paragraph (e) of subsection 2.

NRS 92A.480  Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.

1.            A dissenter paid pursuant to NRS 92A.460 who is dissatisfied with the amount of the payment may notify the subject corporation in writing of the dissenter’s own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of such estimate, less any payment pursuant to NRS 92A.460. A dissenter offered payment pursuant to NRS 92A.470 who is dissatisfied with the offer may reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his or her shares and interest due.

2.            A dissenter waives the right to demand payment pursuant to this section unless the dissenter notifies the subject corporation of his or her demand to be paid the dissenter’s stated estimate of fair value plus interest under subsection 1 in writing within 30 days after receiving the subject corporation’s payment or offer of payment under NRS 92A.460 or 92A.470 and is entitled only to the payment made or offered.

NRS 92A.490  Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.

1.            If a demand for payment pursuant to NRS 92A.480 remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded by each dissenter pursuant to NRS 92A.480 plus interest.

2.            A subject corporation shall commence the proceeding in the district court of the county where its principal office is located in this State. If the principal office of the subject corporation is not located in this State, the right to dissent arose from a merger, conversion or exchange and the principal office of the surviving entity, resulting entity or the entity whose shares were acquired, whichever is applicable, is located in this State, it shall commence the proceeding in the county where the principal office of the surviving entity, resulting entity or the entity whose shares were acquired is located. In all other cases, if the principal office of the subject corporation is not located in this State, the subject corporation shall commence the proceeding in the district court in the county in which the corporation’s registered office is located.

3.            The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

4.            The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

5.            Each dissenter who is made a party to the proceeding is entitled to a judgment:

(a)            For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the subject corporation; or

(b)            For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

NRS 92A.500  Assessment of costs and fees in certain legal proceedings.

1.            The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

2.            The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

(a)            Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

(b)            Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

3.            If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

4.            In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

5.            To the extent the subject corporation fails to make a required payment pursuant to NRS 92A.460, 92A.470 or 92A.480, the dissenter may bring a cause of action directly for the amount owed and, to the extent the dissenter prevails, is entitled to recover all expenses of the suit.

6.            This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of NRS 17.117 or N.R.C.P. 68.

About Set Jet, Inc.

Set Jet, Inc. is a membership-driven technology company facilitating luxurious “buy a seat, not the jet” private jet charters for its Members to enjoy the ultimate travel experience at a fraction of the cost of a typical private jet charter. Set Jet’s proprietary technology platform enables security pre-screened and approved Members to self-aggregate and share a private jet charter between frequently traveled destinations to many of the West Coast’s top destinations including Aspen, Cabo San Lucas, Las Vegas, Los Angeles, Orange County, San Diego, Salt Lake City, and Scottsdale. The Company’s asset-light business model means it neither owns nor operates any aircraft. Professional Part 135 on-demand charter operator partners provide aircraft for Member charters, pilots, and related aircraft services. The Company liaisons between its Members and the charter operator to help seamlessly assure a positive Member experience. The Company also staffs cabin hostesses for each flight and its ground operations personnel assist Member travelers with their charter journey. For more information please visit: https://setjet.com/.

About Revelstone Capital Acquisition Corp.

Revelstone Capital Acquisition Corp. (“RCAC”) is a blank check company whose business purpose is to affect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The Company is led by its Co-Chief Executive Officers, Morgan Callagy and Daniel Neukomm. For more information please visit: http://revelstonecapital.com/.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Merger, RCAC intends to file preliminary and definitive proxy statements with the SEC. The preliminary and definitive proxy statements and other relevant documents will be sent or given to the stockholders of RCAC as of the record date established for voting on the proposed Merger and will contain important information about the proposed Merger and related matters. Stockholders of RCAC and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement, in connection with RCACs’ solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Merger because the proxy statement will contain important information about RCAC, Set Jet and the proposed Merger. When available, the definitive proxy statement will be mailed to RCAC stockholders as of a record date to be established for voting on the proposed Merger. Stockholders will also be able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to RCAC as set forth below.

Participants in the Solicitation

RCAC, Set Jet, and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RCACs’ stockholders in connection with the Proposed Business Combination. Information about the directors and executive officers of RCAC and a description of their interests in RCAC and the Proposed Business Combination are set forth in RCAC’s Annual Report on Form 10-K for the year ended December 31, 2022, and which can be obtained free of charge from the sources indicated above. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RCAC’s stockholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that RCAC intends to file with the SEC. You may obtain free copies of these documents as described above.

Important Cautions Regarding Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Proposed Business Combination and the projected future financial performance of Set Jet following the Proposed Business Combination; (3) changes in the market for Set Jet’s services and technology, expansion plans and opportunities; (4) Set Jet’s unit economics; (5) the sources and uses of cash in connection with the Proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the Proposed Business Combination; (7) the projected technological developments of Set Jet; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by RCAC’s public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq's initial listing standards in connection with the consummation of the Proposed Business Combination; and (15) expectations related to the terms and timing of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RCAC’s and Set Jet’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RCAC and Set Jet. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RCAC’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023 and in RCAC’s IPO prospectus, dated December 16, 2021, and in the Registration Statement and the other documents that RCAC has filed, or will file, with the SEC relating to the Proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither RCAC nor Set Jet presently know or that RCAC and Set Jet currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RCAC’s and Set Jet’s expectations, plans or forecasts of future events and views as of the date of this communication. RCAC and Set Jet anticipate that subsequent events and developments will cause RCAC’s and Set Jet’s assessments to change. However, while RCAC and Set Jet may elect to update these forward-looking statements at some point in the future, RCAC and Set Jet specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing RCAC’s and Set Jet’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RCAC, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Revelstone Capital Acquisition Corp

Morgan Callagy

Co-Chief Executive Officer

14350 Myford Road

Irvine, CA 92606

morgan@revelstonecap.com

949.428.2888

Set Jet Investor Relations

Shannon Devine

MZ North America

SetJet@mzgroup.us

203.741.8811

Set Jet Media

Olivia Jones

Director of Marketing

marketing@setjet.com

480.264.6500